CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Amendment No. 1 to the Registration Statement No. 333-234564 on Form F-10 of Organigram Holdings Inc. (the “Company”) and to the use of our reports dated November 24, 2019 relating to the consolidated financial statements as of and for the year ended August 31, 2019 and November 24, 2019 relating to the consolidated financial statements as of and for the year ended August 31, 2018 of the Company appearing in this Annual Report on Form 40-F.

/s/ Deloitte LLP

Chartered Professional Accountants
Moncton, Canada
November 26, 2019